GALAXY gAMING, INC.

6767 SPENCER STREET

LAS VEGAS, NV 89119

August 25, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Heather Clark

Re:	Galaxy Gaming, Inc. Item 4.01 Form 8-K Filed August 5, 2014 File No. 000-30653

Dear Ms. Clark:

I write on behalf of Galaxy Gaming, Inc. (the “Company”) in response to Staff’s letter of August 18, 2014, by Heather Clark, Staff Accountant, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Current Report on Form 8-K, filed August 5, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

1.                   Please amend your Form 8-K disclosure concerning disagreements to cover the interim period from the date of the last audited financial statements through the date of the change in auditor. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

In response to this comment, the Company has corrected the disclosure concerning disagreements to refer to all interim periods through the date of the change in auditor and has obtain an updated letter from the former accountant addressing the revised disclosures in the amendment.

2.                   Please revise to state whether, during your two most recent fiscal years and any subsequent interim period (i.e. through the date of change in auditor) before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Your disclosure concerning reportable events should be similarly revised.

As discussed above, the Company has corrected the disclosure concerning disagreements to refer to all interim periods through the date of the change in auditor. The disclosure regarding reportable events has been similarly revised.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Gary A. Vecchiarelli

Gary A. Vecchiarelli

Chief Financial Officer

Enclosure (Acknowledgment by the Company)

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GALAXY gAMING, INC.

6767 SPENCER STREET

LAS VEGAS, NV 89119

August 25, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Heather Clark

Re:	Galaxy Gaming, Inc. Item 4.01 Form 8-K Filed August 5, 2014 File No. 000-30653

Dear Ms. Clark:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 18, 2014 by Heather Clark, Staff Accountant, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GALAXY GAMING, INC.

/s/ Gary A. Vecchiarelli

By:	Gary A. Vecchiarelli
Chief Financial Officer

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